[GraphOn Letterhead]

February 6, 2007

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance - Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:   GraphOn Corporation
           Post-Effective Amendment No. 2 to a Form S-1 on SB-2
           Filed January 24, 2006
           File No. 333-124791

           Amendment to Form 10-KSB on Form 10-K for
           December 31, 2005
           Filed January 17, 2006
           File No. 0-21683

Ladies and Gentlemen:

      We have received the Staff's letter dated February 1, 2007 containing a comment with respect to the above-referenced filings. The remainder of this letter provides the text of your comment followed by our response. Capitalized terms used but not defined in this letter have the meanings given to them in the prospectus which forms a part of Post-Effective Amendment No. 4 to a Form S-1 on Form SB-2, which Post-Effective Amendment No. 4 was filed on February 6, 2007 with the Securities and Exchange Commission.

Post-Effective Amendment
Management, page 35
Summary Compensation, page 36

1. Please note that the Commission recently revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.


Response

      Reference is made to pages 36-38 of the prospectus.

      We hope you will find this letter responsive to your comment. If you have any questions regarding our response, please contact Joseph H. Schmitt of Sonnenschein Nath & Rosenthal LLP at (212) 768-6983 or, in his absence, Ira Roxland of the same firm at (212) 768-6999.

                               Very truly yours,

                               /s/ William Swain
                               -----------------------
                               William Swain
                               Chief Financial Officer
cc:   Hugh Fuller